Exhibit 4.1

DESCRIPTION OF SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF

THE SECURITIES EXCHANGE ACT OF 1934

OraSure Technologies, Inc. (the “Company” or “we”) has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, par value $0.000001 per share of the Company (the “Common Stock”).

Description of Common Stock

The following description of our Common Stock summarizes the material terms and provisions of our Common stock. For the complete terms of our Common Stock, please refer to our certificate of incorporation, as amended from time to time, the applicable certificate of designation, and our amended and restated bylaws (our “bylaws”), as amended from time to time.

Under our certificate of incorporation, our authorized capital stock consists of 120,000,000 shares of common stock, par value $0.000001 per share, and 25,000,000 shares of preferred stock, par value $0.000001 per share. As of December 31, 2019, we had 61,731 shares of Common Stock outstanding.

Voting. For all matters submitted to a vote of stockholders, each holder of Common Stock is entitled to one vote for each share registered in his or her name. Subject to applicable law and any preferential rights we may grant to the holders of preferred stock, if any is outstanding, holders of our Common Stock will have all voting power. Our Common Stock does not have cumulative voting rights.

Dividends. If our board of directors declares a dividend, holders of Common Stock will receive payments from our funds that are legally available to pay dividends. However, this dividend right is subject to any preferential dividend rights we may grant to the holders of preferred stock, if any is outstanding. We have never paid, and we do not anticipate declaring or paying, any cash dividends on shares of our Common Stock in the foreseeable future.

Liquidation and Dissolution. If we are liquidated or dissolve, the holders of our Common Stock will be entitled to share ratably in all the assets that remain after we pay our liabilities and any amounts we may owe to the holders of preferred stock, if any is outstanding.

Other Rights and Restrictions. Holders of our Common Stock do not have preemptive rights, and they have no right to convert their common stock into any other securities. Our Common Stock is not subject to redemption by us. The rights, preferences and privileges of holders of our Common Stock are subject to the rights of the holders of any series of preferred stock which we may designate in the future. Our certificate of incorporation and bylaws do not restrict the ability of a holder of Common Stock to transfer his or her shares of Common Stock. All of our outstanding shares of Common Stock are fully paid and non-assessable and do not have, or are not subject to, any preemptive or similar rights.

Listing. Our Common Stock is listed on the NASDAQ Global Select Market tier under the symbol “OSUR.”

Transfer Agent and Registrar. The transfer agent and registrar for our Common Stock is Computershare Shareowner Services LLC.

Delaware Anti-Takeover Law. We are subject to Section 203 of the Delaware General Corporation Law ( the “DGCL”), which, subject to certain exceptions and limitations, prohibits a Delaware corporation from engaging in any “business combination” with any “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:

(i)prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(ii)upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (x) by persons who are directors and also officers and (y) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and

(iii)At or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of Section 203, a “business combination” generally includes:

(i)any merger or consolidation involving the corporation and the interested stockholder;

(ii)any sale, lease, exchange, mortgage, transfer, pledge or other disposition (in one transaction or a series of transactions) of 10% or more of the aggregate market value of all assets or outstanding stock of the corporation involving the interested stockholder;

(iii)subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

(iv)any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

(v)the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines “interested stockholder” as any person or entity who, together with the person’s or entity’s affiliates and associates, owns, or within three years prior to the determination of interest stockholder status did own, 15% or more of a corporation’s voting stock.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an “interested stockholder” to effect various business combinations with a corporation for a three-year period. The provisions of Section 203 may encourage companies interested in acquiring the Company to negotiate in advance with our board of directors because the stockholder approval requirement would be avoided if our board of directors approves either the business combination or the transaction that results in the stockholder becoming an interested stockholder. These provisions also may make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Selected Certificate of Incorporation and Bylaw Provisions. Our certificate of incorporation provides that our board of directors are divided into three classes, with each class containing as nearly as possible one-third of the total number of directors and the members of each class serving for staggered three-year terms. At each annual meeting of our stockholders, the number of directors equal to the number of the class whose term expires at the time of such meeting will be elected to hold office until the third succeeding annual meeting of stockholders. This provision could make it more difficult for stockholders to take control of the board of directors. Certain provisions of the certificate of incorporation and bylaws, including those described above, may only be amended by stockholders upon the affirmative vote of the holders of at least two-thirds of the outstanding voting capital stock entitled to vote on such amendment.